Pricing Supplement (To the Prospectus dated September 14, 2021, the Prospectus Supplement dated September 14, 2021, and the Product Prospectus Supplement dated March 3, 2022)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-259205 September 27, 2022
Royal Bank of Canada	$11,281,000 Contingent Digital Return Buffer Notes Due March 28, 2024 Linked to the Energy Select Sector SPDR® Fund Senior Global Medium-Term Notes, Series I
General
•
The Notes are designed for investors who seek to receive a Contingent Digital Return at maturity based on the appreciation of the Energy Select Sector SPDR® Fund (the “Reference Asset”). Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Asset declines by more than 15.00%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing on March 28, 2024.(a) Any payments on the Notes are subject to our credit risk.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on September 27, 2022 (the “Pricing Date”) and will be issued on September 30, 2022 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	Energy Select Sector SPDR® Fund (Bloomberg ticker symbol: “XLE”)
Contingent Digital Return:	23.80% ($238.00 per $1,000 in principal amount).
Payment at Maturity:
If the Final Price is greater than or equal to the Buffer Price, you will receive a cash payment per $1,000 in principal amount of the Notes that provides you with a positive return equal to the Contingent Digital Return, calculated as follows:
$1,000 + ($1,000 x Contingent Digital Return)
If the Final Price is less than the Buffer Price, you will lose approximately 1.17647% of the principal amount of the Notes for every 1% that the Final Price is less than the Buffer Price. Accordingly, if the Final Price is less than the Buffer Price, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + [$1,000 x ((Percentage Change + Buffer Percentage) x Downside Multiplier)]
If the Final Price is less than the Buffer Price, you will lose approximately 1.17647% of the principal amount of the Notes for each 1% that the Percentage Change is less than 15.00%.

Percentage Change:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price
Initial Price:	$69.52, which was the closing price of the Reference Asset on the Pricing Date.
Buffer Price:	$59.09, which is 85.00% of the Initial Price (rounded to two decimal places)
Buffer Percentage:	15.00%
Downside Multiplier:	1 divided by 0.85, or approximately 1.17647.
Final Price:	The average of the closing price of the Reference Asset on each of the Valuation Dates.
Valuation Dates:	March 19, 2024, March 20, 2024, March 21, 2024, March 22, 2024 and March 25, 2024(a)
Maturity Date:	March 28, 2024(a)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78016FT38 / US78016FT382
Estimated Value:
The initial estimated value of the Notes as of the Pricing Date was $959.26 per $1,000 in principal amount, which is less than the principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-4 of this document, and “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement, and "Risk Factors" beginning on page S-2 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000.00	$12.50	$987.50
Total	$11,281,000.00	$141,012.50	$11,139,987.50
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $987.50 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $12.50 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

ADDITIONAL TERMS OF THE NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated March 3, 2022, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and in "Additional Risk Factors Specific to the Notes" in the product prospectus supplement dated March 3, 2022, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm

Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated March 3, 2022:
https://www.sec.gov/Archives/edgar/data/1000275/000114036122007839/brhc10034774_424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?
The following table illustrates the hypothetical total return at maturity on the Notes. The “total return,” as used in this pricing supplement, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000. The hypothetical total returns and examples set forth below are based on a hypothetical Initial Price of $100.00, a hypothetical Buffer Price of $85.00, the Contingent Digital Return of 23.80%, a Downside Multiplier of approximately 1.17647 and the hypothetical Final Prices as set forth below. The actual Initial Price and Buffer Price are set forth on the cover page of this document. The actual Final Price will be determined based on the arithmetic average of the closing prices of the Reference Asset on each of the Valuation Dates.
The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.
Final Price	Percentage Change	Payment at Maturity	Total Return on the Notes
$170.00	70.00%	$1,238.00	23.80%
$150.00	50.00%	$1,238.00	23.80%
$140.00	40.00%	$1,238.00	23.80%
$123.80	23.80%	$1,238.00	23.80%
$120.00	20.00%	$1,238.00	23.80%
$110.00	10.00%	$1,238.00	23.80%
$100.00	0.00%	$1,238.00	23.80%
$95.00	-5.00%	$1,238.00	23.80%
$90.00	-10.00%	$1,238.00	23.80%
$85.00	-15.00%	$1,238.00	23.80%
$84.99	-15.01%	$999.88	-0.012%
$80.00	-20.00%	$941.18	-5.88%
$75.00	-25.00%	$882.35	-11.76%
$70.00	-30.00%	$823.53	-17.65%
$60.00	-40.00%	$705.88	-29.41%
$50.00	-50.00%	$588.24	-41.18%
$40.00	-60.00%	$470.59	-52.94%
$30.00	-70.00%	$352.94	-64.71%
$20.00	-80.00%	$235.29	-76.47%
$10.00	-90.00%	$117.65	-88.24%
$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The price of the Reference Asset decreases from an Initial Price of $100 to a Final Price of $95.00, resulting in a Percentage Change of -5%.
Because the Percentage Change is greater than or equal to -15.00%, the investor receives a payment at maturity of $1,238.00 per $1,000 in principal amount of the Notes, which is equal to the principal amount plus the Contingent Digital Return and calculated as follows:
$1,000 + ($1,000 x 23.80%) = $1,238.00
Example 2: The price of the Reference Asset increases from an Initial Price of $100 to a Final Price of $150, resulting in a Percentage Change of 50%.
Because the Percentage Change is greater than or equal to -15.00%, the investor will receive a payment at maturity of $1,238.00 per $1,000 in principal amount of the Notes, which is equal to the principal amount plus the Contingent Digital Return. In this case, the return on the Notes will be less than the return on the Reference Asset and calculated as follows:
$1,000 + ($1,000 x 23.80%) = $1,238.00

Example 3: The price of the Reference Asset decreases from an Initial Price of $100 to a Final Price of $60, resulting in a Percentage Change of -40%.
Because the Percentage Change is less than -15.00%, the investor will receive a payment at maturity of $705.88 per $1,000 in principal amount, calculated as follows:
$1,000 + [$1,000 x (-40% + 15.00%) x 1.17647] = $705.88
In this case, the amount of cash that will be paid on the Notes will be significantly less than the principal amount.

Selected Purchase Considerations
•	Appreciation Potential — The Notes provide the opportunity to receive the Contingent Digital Return if the Final Price is greater than or equal to the Buffer Price.
•
Limited Protection Against Loss — Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Price, as compared to the Initial Price, of up to 15.00%. If the Final Price is less than the Initial Price by more than 15.00%, the amount of cash that you will receive at maturity will represent a loss of approximately 1.17647% of the principal amount for each 1% that the Final Price is less than the Buffer Price.

Selected Risk Considerations
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose Some or All of the Principal Amount at Maturity — Investors in the Notes could lose all or a substantial portion of their principal amount if the price of the Reference Asset decreases by more than 15.00%. If the Percentage Change is less than -15.00%, the amount of cash that you will receive at maturity will represent a loss of approximately 1.17647% of the principal amount for each 1% that the Final Price is less than the Buffer Price, and you could lose up to 100% of the principal amount.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in increases in the price of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the amount represented by the Contingent Digital Return. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to increases in the Reference Asset.

•
Owning the Notes Is Not the Same as Owning Shares of the Reference Asset — The return on the Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of shares of the Reference Asset would have. Further, you will not participate in any appreciation of the price of Reference Asset above the Contingent Digital Return.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time.  This will be the case even if the price of the Reference Asset increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
Market Disruption Events and Adjustments May Adversely Affect Your Return on the Notes — The payment at maturity, the Valuation Dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event on a Valuation Date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of an investment in the Notes are uncertain. You should consult your tax adviser about your tax situation.

Risks Relating to the Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes That Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of ours may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rates on the Reference Asset and the securities that it holds;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Risks Relating to the Reference Asset
•
An Investment in the Notes Is Subject to Risks Associated with the Energy Sector — The Reference Asset invests in the energy sector, which means that the Reference Asset will be more affected by the performance of the energy sector than an ETF that is more diversified. Stock prices for energy sector companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending will likewise affect the performance of energy companies. In addition, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to energy conservation and the success of exploration projects. Weak demand for energy companies’ products or services or for energy products and services in general, as well as negative developments in other areas, would adversely impact the performance of the XLE. Any of these factors can have an adverse impact on the price of the Reference Asset, and may reduce the amount payable on the Notes.

•	The Reference Asset and Its Underlying Index Are Different — The performance of the Reference Asset may not exactly replicate the performance of its underlying index, because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset or due to other circumstances. The Reference Asset may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.
During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.
•
Adjustments to the Reference Asset Could Adversely Affect the Notes — The advisor of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. The advisor can add, delete or substitute the stocks comprising the Reference Asset. The advisor may make other methodological changes that could change the share price of the Reference Asset at any time. Any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor — The sponsor of the underlying index for the Reference Asset is not our affiliate and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsor has no obligation of any sort with respect to the Notes. Thus, the index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the index sponsor.

•
We and Our Affiliates Do Not Have Any Affiliation with the Advisor and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with the Reference Asset's advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The advisor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the advisor or the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

•
The Reference Asset Is Subject to Management Risks — The Reference Asset is subject to management risk, which is the risk that the advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the advisor may invest a portion of the Reference Asset's assets in securities not included in the relevant industry or sector but which the Advisor believes will help the Reference Asset track the relevant industry or sector.

•
The Payments on the Notes Are Subject to Anti-dilution Adjustments — For certain corporate or organizational events affecting the Reference Asset, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Asset. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the product prospectus supplement as necessary to achieve an equitable result.
•
A Limited Number of Stocks Held By The Reference Asset May Affect Its Price, and the Stocks Held By the Reference Asset Are Not Necessarily Representative of the Energy Sector — While the securities held by the Reference Asset are common stocks of companies generally considered to be involved in various segments of the energy sector, the securities held by the Reference Asset may not follow the price movements of the entire energy sector generally. As of the date of this document, less than five securities accounted for more than half of the Reference Asset's holdings. If these securities decline in value, the Reference Asset will likely decline in value even if security prices in the energy sector generally increase in value.

Risks Relating to Conflicts of Interest
•
The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities that it holds that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the Reference Asset or the issuers of the securities that it holds, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset and/or the issuers of the securities that it holds. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Asset and/or the securities that it holds. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the Valuation Dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

Information Regarding the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information provided to or filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Energy Select Sector SPDR® Fund (“XLE”)
The XLE seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Energy Select Sector Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The XLE is composed of companies whose primary line of business is associated with the following industries: oil, gas and consumable fuels, and energy equipment and services. The XLE trades on the NYSE Arca under the ticker symbol “XLE.”
Eligibility Criteria for Index Components
The stocks included in each Select Sector Index are selected from the universe of companies represented by the S&P 500® Index. Standard & Poor’s Financial Services LLC (“S&P”) acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the Select Sector Indices together comprise all of the companies in the S&P 500® Index.
Index Maintenance
Each Select Sector Index was developed and is maintained in accordance with the following criteria:
◾	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.
◾
The eleven Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to at least one of the Select Sector Indices.

◾
Each constituent stock of the S&P 500® Index is assigned to a Select Sector Index based on the Global Industry Classification Sector (“GICS”) structure. Each Select Sector Index is made up of all the stocks in the applicable GICS sector.

◾
Each Select Sector Index is calculated by the Index Sponsor using a capped market capitalization methodology where single index constituents or defined groups of index constituents are confined to a maximum weight and the excess weight is distributed proportionally among the remaining index constituents. Each Select Sector Index is rebalanced from time to time to re-establish the proper weighting.

◾
For reweighting purposes, each Select Sector Index is rebalanced quarterly after the close of business on the third Friday of March, June September and December using the following procedures: (1) The rebalancing reference date is the second Friday of March, June, September and December; (2) With prices reflected on the rebalancing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization methodology. Modifications are made as defined below.

i.
If any Component Stock has a weight greater than 24%, that Component Stock has its float-adjusted market capitalization weight capped at 23%. The 23% weight cap creates a 2% buffer to ensure that no Component Stock exceeds 25% as of the quarter-end diversification requirement date.

ii.	All excess weight is equally redistributed to all uncapped Component Stocks within the relevant Select Sector Index.

iii.
After this redistribution, if the float-adjusted market capitalization weight of any other Component Stock(s) then breaches 23%, the process is repeated iteratively until no Component Stocks breaches the 23% weight cap.

iv.	The sum of the Component Stocks with weights greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.
v.
If the rule in step (iv) is breached, all the Component Stocks are ranked in descending order of their float-adjusted market capitalization weights and the first Component Stock that causes the 50% limit to be breached has its weight reduced to 4.5%.

vi.	This excess weight is equally redistributed to all Component Stocks with weights below 4.5%. This process is repeated iteratively until step (iv) is satisfied.
vii.
Index share amounts are assigned to each Component Stock to arrive at the weights calculated above. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each Component Stock at the rebalancing differs somewhat from these weights due to market movements.

viii.
If, on the second to last business day of March, June, September or December, a company has a weight greater than 24% or the sum of the companies with weights greater than 4.8% exceeds 50%, a secondary rebalancing will be triggered with the rebalancing effective date being after the close of the last business day of the month. This secondary rebalancing will use the closing prices as of the second to last business day of March, June, September or December, and membership, shares outstanding, and IWFs as of the rebalancing date.

At times, Component Stocks may be represented in the Select Sector Indices by multiple share class lines. Maximum weight capping is based on Component Stock float-adjusted market capitalization, with the weight of multiple class companies allocated proportionally to each share class line based on its float-adjusted market capitalization as of the rebalancing reference date. If no capping is required, both share classes remain in the Select Sector Index at their natural float-adjusted market capitalization.
Each Select Sector Index is calculated using the same methodology utilized by S&P Dow Jones Indices in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.
Calculation of the Reference Asset
Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.
A SPDR® Component Stock which has been assigned to one Select Sector Index may be determined to have undergone a transformation in the composition of its business, and that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that a SPDR® Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes, and will implement the change in the affected Select Sector Indexes after the initial dissemination of information on the sector change.
SPDR® Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.
Additional information regarding the calculation and composition of the underlying index, including the index methodology, may be found on S&P’s website. Information included in that website is not included or incorporated by reference into this document.

Historical Information
The following graph sets forth the historical performance of the Reference Asset from January 1, 2017 to September 27, 2022. The closing price of the Reference Asset on September 27, 2022 was $69.52. The red line represents the Buffer Price of $59.09, which is equal to 85% of the closing price on September 27, 2022 (rounded to two decimal places).

We obtained the information regarding the historical performance of the Reference Asset in the graph above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Asset on the Valuation Dates. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.

Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $12.50 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
Delivery of the Notes will be made against payment for the Notes on September 30, 2022, which is more than two business days following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the initial estimated value of the Notes at the time the terms of the Notes were set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the initial estimated value for the Notes being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
U.S. Federal Income Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our special U.S. tax counsel, Ashurst LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (the “IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.

Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon a rebalancing of the Reference Asset), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Terms Incorporated in the Master Note
All of the terms appearing in the sections “Key Terms” (except the item captioned “Estimated Value”) and “U.S. Federal Tax Consequences” in this pricing supplement, and the applicable terms included in the product prospectus supplement, the Series I MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by the Depository Trust Company.
Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law, to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 14, 2021, which has been filed as Exhibit 5.3 to Royal Bank’s Form 6-K filed with the SEC on September 14, 2021.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 14, 2021, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated September 14, 2021.